

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 20, 2007

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

> **Re:** **Koninklijke KPN N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-13980**

Dear Mr. Smits:

We have reviewed your supplemental response letter dated June 12, 2007 as well as your filing and have the following comments. As noted in our comment letter dated May 11, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>General</u>

1. We note an article from September 2005 that reports your subscribers can use Iran's mobile roaming network. We also note that your website lists rates for Cuba, Iran, Sudan and Syria. These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and controls. Please describe your current, past and anticipated operations in and contacts with these countries, whether directly or through subsidiaries or other indirect arrangements, and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk to your security holders.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. We note, for example,

that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania's General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Change in Accounting Policies, page 113

3. We note your response to prior comment 2. Please tell us in more detail why:

   - The changes in the Euro yield curve were initially determined to be the ineffective portion of the cash flow hedges.
   - The ineffectiveness recognized in the income statement is cumulatively zero over the lifetime of the swap.
   - The new accounting policy of including the effect of the changes in the Euro yield curve does not require the discontinuation of hedge accounting. In this regard, tell us how you concluded that the formal designation and documentation did not change under paragraph 88(a) of IAS 39. Further, we note in paragraph AG107 of IAS 39 that the "entity's documentation of its hedging strategy includes its procedures for assessing effectiveness."

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Jack Guggenheim, Special Counsel, at (202) 551-3523 if you have questions regarding comments 1 and 2. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director